

MAIL STOP 7010

December 29, 2006

Luis García Limón
Director and Chief Executive Officer
Grupo Simec, S.A.B. de C.V.
Calzada Lazaro Cardenas 601
Colonia La Nogalera, Guadalajara,
Jalisco, Mexico 44440
(5233) 1057-5757

> **RE:    Grupo Simec, S.A.B. de C.V.**
> **Amendment Number 1 to Registration Statement on Form F-1**
> **File No. 333-138239**
> **Filed: October 26, 2006**
> **Form 20-F for the Period Ended December 31, 2005**

Dear Mr. García Limón:

      We have reviewed your amended filing and your response and have the following comments.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

   1.  We have reviewed your response to prior comment six.  However, we continue to note numerous references to independent and/or other specialists throughout your filing.  For example, on page F-12, you refer to an independent appraisal in your discussion of the fair value of the assets and liabilities of Republic.  Therefore, as previously requested, please either identify each expert you refer to or delete your reference to them.  If you identify and refer to an expert, you must file their consent as an exhibit.  Refer to Section 436(b) of Regulation C.

Summary Consolidated Financial Information, page 8

   2.  We have reviewed your response to our prior comment eleven as well as the revisions you have made to your filing.  However, your presentation of EBITDA excludes numerous items in addition to what the acronym indicates.  Therefore, please either re-name the measure you present or revise it so that it complies with the acronym.  In addition, please include a more comprehensive discussion of the specific limits relayed to excluding recurring items from a performance measurement.

Forward Looking Statements, page 28

3.  Please revise the last sentence on page 28 to delete your reference to "undue reliance." This statement is extremely vague.

Use of Proceeds, page 29

4.  We note your response to comment 16 of our letter dated November 22, 2006. Please disclose the estimated net amount of the proceeds broken down into each principal intended use thereof. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, the order of priority of such purposes should be given, as well as the amount and sources of other funds needed. In that regard, we reissue comment 16 of our letter dated November 22, 2006.

Liquidity and Capital Resources, page 58

5.  We note your response to comment 25 of our letter dated November 22, 2006. Please revise to disclose with more specificity the material restrictive covenants in the GE Facility, including the specific ratios and financial tests. In that regard, we reissue comment 25 of our letter dated November 22, 2006. In addition, we note your disclosure that Republic "has not borrowed any amounts under the facility to date." Please clarify this disclosure when compared with  Note 9 to your financial statements for the year ended December 31, 2005.

6.  Please also confirm to us that you are currently in compliance with all restrictive covenants in your debt instruments.

Where You Can Find Additional Information, page 124

7.  We note your response to comment 33 of our letter dated November 22, 2006. The qualification by reference to documents outside of the prospectus is permitted under Rule 411(a) of Regulation C under the Securities Act only where a summary of a particular document is required or where contemplated by the form. Please note that the last two sentences of the first paragraph on page 132 are inconsistent with Rule 411 of Regulation C. Therefore, please delete these sentences. Please also comply with this comment in your sections "Description of Capital Stock"

8.  In addition, please delete the references to the Chicago and New York offices of the Commission.

Note 12. Income Tax, Asset Tax and Employee Profit Sharing and Tax Loss Carryforwards, page F-31

9. We note your response to our prior comment 36. Please revise your filing to include a more comprehensive discussion of these adjustments. This discussion may be similar to the one provided in your response.

Note 19. Differences between Mexican and United States accounting principles, page F-44
General

10. We note from your response to our prior comment 37 that the percentages of ownership of SimRep represent each owner's own voting rights. Please tell us if these percentages also represent each owner's equity interest in SimRep. In addition, we note from your response that your acquisition of Republic resulted in $229 million of negative goodwill. However, given your disclosure on page F-37 that the transaction was valued at $245 million, of which $229 million represented the purchase price, it is unclear to us why the negative goodwill appears to also equal the purchase price. Please explain. Please also help us understand the facts and circumstances that resulted in the negative goodwill.

11. We note your response to our prior comment 40. Tell us, and revise your filing to disclose, what your revenue recognition policy is for the supply agreements and how you have considered the accounting for the right of return under U.S. GAAP in the subsequent interim period.

12. We note your response to our prior comment 42. Given your statement that you have no contingent revenues, earnings or assets, please delete your disclosure related to these items.

13. We have reviewed your response to our prior comment 43 and the revisions you have made to your filing. We note that you consider your U.S. operations a separate reporting segment in 2006 and have added disclosure to your June 30, 2006 financial statements. However, it is unclear to us why you have not restated the corresponding information for 2005. Please advise or revise. Refer to paragraphs 34-35 of FAS 131.

PAV Republic, Inc. and Subsidiaries
General

14. We have reviewed your response to our prior comment 46. However, the previous correspondence with the Staff that you make reference to focused on the financial statements required for Atlax, S.A. de C.V. and Metamex, S.A. de C.V., not on the financial statements required for PAV Republic, Inc. under Rule 3-05 of Regulation S-X. Therefore, as previously requested, please tell us how you determined that comparative financial statements for the interim period ended June 30, 2005 should not be included in your filing. Please be advised that if financial statements are required, you may attempt to waiver for their exclusion from the Division's Office of the Chief Accountant.

Unaudited Pro Forma Condensed Combined Statements of Income for the Six Months Ended June 30, 2005 and for the Year Ended December 31, 2005
Note 2, page F-142

15. We note your response to our prior comment 47.  However, it remains unclear to us how you have considered whether, in light of your cancellation of the Republic stock option plan, other forms of compensation would have been required to retain the relevant employees during these prior time periods.  Please explain.

Signatures

16. Please revise to indicate that the principal accounting officer or controller has signed this registration statement.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Patricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Lesli Sheppard at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC:     Marc M. Rossell, Esq.
        Walter Van Doren, Esq.